NationsBank Corporation and Subsidiaries                           Exhibit 12(b)
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in Millions)
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                                       Six Months                 Year Ended December 31
                                        Ended
                                      June 30, 1996      1995        1994      1993       1992        1991

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Excluding Interest on Deposits

Income before taxes....................$     1,720         $  2,991   $   2,555   $ 1,991  $  1,396      $  109

Equity in undistributed earnings
  of unconsolidated subsidiaries.......         (4)              (7)         (3)       (5)       (1)         (1)

Fixed charges:
     Interest expense (including
       capitalized interest)..               2,156            4,480       2,896      1,421      916        1,291
     Amortization of debt discount and
       appropriate issuance costs......          9               12           8          6        3            2
     1/3 of net rent expense...........         63              125         114         96       91           82

        Total fixed charges............      2,228            4,617       3,018      1,523    1,010        1,375

Preferred dividend requirements........          12               13          15         16       29          31

Earnings (excluding capitalized
   interest)............................ $    3,944        $  7,601   $   5,570     $ 3,509  $ 2,398     $ 1,471

Fixed charges........................... $    2,240        $  4,630   $   3,033     $ 1,539  $ 1,039     $ 1,406

Ratio of Earnings to Fixed Charges......       1.76            1.64        1.84        2.28     2.31        1.05



Including Interest on Deposits

Income before taxes..................... $    1,720        $   2,991   $  2,555      $ 1,991   $  1,396    $  109

Equity in undistributed earnings
  of unconsolidated subsidiaries........         (4)              (7)        (3)          (5)        (1)       (1)

Fixed charges:
Interest expense (including
  capitalized interest).................       3,862             7,761    5,310        3,570      3,688     5,611
Amortization of debt discount and
  appropriate issuance costs............           9                12        8            6          3         2
1/3 of net rent expense.................          63               125      114           96         91        82
        Total fixed charges.............       3,934             7,898    5,432        3,672      3,782     5,695

Preferred dividend requirements.........          12                13       15           16         29        31

Earnings (excluding capitalized interest) $    5,650       $    10,882  $ 7,984       $ 5,658 $   5,170   $ 5,791

Fixed charges............................ $    3,946       $     7,911  $ 5,447       $ 3,688 $   3,811   $ 5,726

Ratio of Earnings to Fixed Charges.......       1.43              1.38     1.47          1.53      1.36      1.01

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